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*(ALSO ADMITTED IN NEW YORK)		BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYERS		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
BRADLEY A. KLEIN (ILLINOIS)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	March 2, 2018	TORONTO

VIA EDGAR

Mr. Jeff Kauten

Ms. Folake Ayoola

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 Bilibili Inc. (CIK No. 0001723690)
Registration Statement on Form F-1

Dear Mr. Kauten, Ms. Ayoola, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Bilibili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on February 14, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated February 27, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s prompt feedback to this filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 72

1.                                      We note your response to prior comment 3. Please revise to explain in greater detail how each of the metrics correlates with revenues. We also continue to believe disclosing the MAUs in the same table with the paying users metric would provide context for investors. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 338350.

In response to the Staff’s comment, the Company has revised page 74 of the Registration Statement to (i) explain that the various operating metrics disclosed throughout the prospectus are indicators of the overall health and development of our platform but are not correlated with revenues, and (ii) include the average MAUs in the same table with the paying users metric to provide context for investors.

2.                                      Please revise to clarify the types of active users included in your MAU metric and disclose whether your games are generally free to play. Tell us your consideration of disclosing your average MAUs and average monthly paying users on the same basis. In this respect, we note that you currently disclose your average MAUs in millions and average monthly paying users in thousands. Disclosing these metrics on the same basis would help provide context for investors.

In response to the Staff’s comment, the Company has revised pages 72 and 73 of the Registration Statement to (i) clarify the types of active users in the MAU metric and the monetization model of the Company’s mobile games business, and (ii) present the average MAUs in thousands.

3.                                      Please revise to explain why your average monthly paying users and average monthly paying users for mobile games decreased during the quarter ended December 31, 2017.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 73 of the Registration Statement.

Results of Operations, page 78

4.                                      We note your response to prior comment 5. Please revise to discuss the increase in mobile game revenues attributable to both new and existing paying players as well as the increase in revenues attributable to both new and existing mobile game offerings. This appears to be important information necessary to understanding your operating results considering your disclosures indicate that one of your primary challenges is to launch new games and release upgrades to attract new players and retain existing players. This also appears to be important disclosure considering the concentration risk and variability of your individual mobile game revenue contributions for each period presented. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised pages 79 and 81 of the Registration Statement to disclose the increase in revenues attributable to both new and existing mobile game offerings. With respect to the increase in mobile game revenues attributable to both new and existing paying players, the Company respectfully advises the Staff that there is no consistent standard whereby the Company can distinguish new paying players from existing paying players through which the Company can measure and track the revenue contribution by each group. For example, an existing paying player may switch to a different game and discontinue his or her paying behavior in the last game, or an existing paying player may temporarily leave a game in one period and return in a subsequent period. In each scenario, it is unclear whether such paying player should be categorized as an existing paying player or a new paying player. Additionally, it is also impracticable for the Company to measure such contribution by each group on an overall basis as the Company operated a total of 72 mobile games as of December 31, 2017 and plans to launch a large number of new mobile games in the near future. To the Company’s knowledge, other public reporting companies generating revenues from a large number of mobile games do not discuss revenue contribution based on new/existing paying players.  The Company believes these other companies are also unable to do so for the same reasons stated above.

Note 3. Concentrations and Risks

d) Mobile games, page F-37

5.                                      We note your response to prior comment 11. Please revise to disclose the revenue attributable to each individual game title that contributes to more than 10% of your total mobile game revenues for each period presented. In this respect, it is unclear why you do not believe the concentration makes you vulnerable to the risk of a near-term serve impact considering that only two or three games represent the majority of your total mobile game revenues for each period presented. We refer you to ASC 275-10-50.

In response to the Staff’s comment, the Company has revised page F-39 of the Registration Statement to present revenue attributable to each individual game title that contributes to more than 10% of the Company’s total mobile game revenues for each period presented.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Rui Chen, Chairman of the Board of Directors and Chief Executive Officer, Bilibili Inc.

Ni Li, Chief Operating Officer, Bilibili Inc.

Xin Fan, Chief Financial Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Allen Wang, Esq., Partner, Latham & Watkins